World Surveillance Group Inc.

State Road 405, Building M6-306A, Room 1400

Kennedy Space Center, FL 32815

(321) 452-3545

March 27, 2012

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	World Surveillance Group Inc. (the “Company”)
Form S-1
Filed February 7, 2012
File No. 333-179414

Ladies and Gentlemen:

We previously filed the above-referenced Form S-1 Registration Statement. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), we hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement and the Registration Statement has not been declared effective. We request this withdrawal because the Company intends to pursue the registration of the securities at a later date. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming at 516-833-5034.

Thank you for your assistance in this matter.

World Surveillance Group Inc.

By:	/s/ Glenn D. Estrella
Glenn D. Estrella CEO and President